Nicholas A. Kronfeld nicholas.kronfeld@davispolk.com davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

September 14, 2021

Re:	Getnet Adquirencia E Servicos Para Meios De Pagamento S.A.

Amendment No. 1 to Draft Registration Statement on Form 20-F 12B

Submitted August 24, 2021

CIK No. 0001867325

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Aamira Chaudhry, Staff Accountant

Linda Cvrkel, Staff Accountant

Scott Anderegg, Staff Attorney

Katherine Bagley, Staff Attorney

Ladies and Gentlemen:

On behalf of our client, Getnet Adquirência e Serviços para Meios de Pagamento S.A. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated September 8, 2021 (the “Comment Letter”). On August 24, 2021, the Company confidentially submitted Amendment No. 1 to the draft Registration Statement on Form 20-F (“Draft Registration Statement”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential nonpublic review. The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter for confidential nonpublic review Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form 20-F 12B

Item 3. Key Information

3A. Selected Financial Data

Earnings Per Share Data, page 17

U.S. Securities and Exchange Commission

1.	Please revise to include tabular disclosure explaining how you calculated pro forma earnings per common and preferred share for each period presented on page 17. Your revised disclosures should also explain how you determined the amount of net earnings allocated to your common and preferred shares on a pro forma basis for each period presented.

Response:

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on page 17 of Amendment No. 2 to disclose how pro forma earnings per common and preferred share are calculated and explain how the amount of net earnings is allocated to such shares on a pro forma basis.

Risk Factors

"We incur chargeback and refund liability . . .", page 37

2.	We note your response to our prior comment number 4. As your chargeback and refund liabilities appear to be material, please revise the notes to your consolidated financial statements for all periods presented to include quantification of your chargeback and refund liabilities and disclose your related accounting policy for recognizing these amounts.

Response:

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 22 and 37 of Amendment No. 2 to disclose that the amounts disclosed refer to expenses disclosed in the Company’s income statement. The Company has also revised the disclosure on pages F-37 and F-79 of Amendment No. 2 to include quantification of its chargeback and refund expenses and to clarify the related accounting policy for recognizing these amounts.

"Getnet ADS holders may not be entitled . . .", page 57

3.	We note your amended disclosure that "[t]he deposit agreement provides that, to the extent permitted by law, Getnet ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the Getnet ADSs or the deposit agreement, including any claim under the U.S. federal securities laws." Please amend your disclosure to state whether this provision applies to purchasers in secondary transactions.

Response:

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 57 and 189 of Amendment No. 2 to clarify that the deposit agreement, including the waiver of the right to jury trial, governs the rights of the initial holders of ADSs following the spinoff as well as the rights of subsequent holders that acquire ADSs in the secondary market.

U.S. Securities and Exchange Commission

Getnet Adquirencia e Servicos para Melos de Pagamento S.A. Financial Statements

16. Earnings Per Share, page F-37

4.	Please revise Note 16 to explain how you calculated the amount of net earnings attributable to common and preferred shareholders for the six months ended June 30, 2021 for purposes of computing net income per common and preferred share. Your disclosures on page 17 of the filing should be similarly revised.

Response:

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 17, F-37 and F-38 of Amendment No. 2 to disclose how net earnings attributable to common and preferred shareholders are calculated for purposes of computing net income per common and preferred share.

* * *

Please do not hesitate to contact me at 212-450-4950 or nicholas.kronfeld@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Nicholas A. Kronfeld

cc:	Pedro Carlos Araújo Coutinho, Getnet Adquirência e Serviços para Meios de Pagamento S.A. Paulo Pecht, Partner, PricewaterhouseCoopers Auditores Independentes